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                                                                  Exhibit (a)(1)

                                9 Delta Drive . Londonderry, New Hampshire 03053
[LOGO] Diatide, Inc.                         (603) 437-8970 . FAX (603) 437-8977
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                               September 24, 1999

To our Stockholders:

   On behalf of your Board of Directors, I am pleased to inform you that on September 17, 1999, Diatide entered into a Merger Agreement with Schering Berlin Inc., a wholly owned subsidiary of Schering Aktiengesellschaft, and BXA Acquisition Company, a wholly owned subsidiary of Schering Berlin Inc.
(the "Purchaser"). The Merger Agreement provides for the acquisition of Diatide by Schering Berlin Inc.

   Pursuant to the Merger Agreement, the Purchaser has commenced a tender offer (the "Offer") to purchase all of the outstanding shares of Diatide's Common Stock at a purchase price of $9.50 per share, net to the seller in cash, without interest. The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on Friday, October 22, 1999, unless the Offer is extended.

   Following the successful completion of the Offer, upon the terms and subject to the conditions contained in the Merger Agreement, the Purchaser will merge with and into Diatide (the "Merger"), and all shares of Diatide's Common Stock not purchased in the Offer will be converted into the right to receive, without interest, an amount in cash equal to the amount paid pursuant to the Offer.

   YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT, THE OFFER AND THE MERGER, DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, DIATIDE'S STOCKHOLDERS AND UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR COMMON STOCK PURSUANT TO THE OFFER.

   In arriving at its decision, the Board gave careful consideration to a number of factors described in the attached Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") that is being filed today with the Securities and Exchange Commission. Among other things, the Board considered the opinion dated September 17, 1999 of CIBC World Markets Corp., Diatide's financial advisor, that, as of such date, and subject to the conditions and limitations set forth therein, the consideration to be received by the holders of Diatide Common Stock pursuant to the Merger Agreement is fair to such holders from a financial point of view.

   Accompanying this letter, in addition to the Schedule 14D-9, is the Purchaser's Offer to Purchase, dated September 24, 1999, together with related materials including a Letter of Transmittal to be used for tendering your Diatide Common Stock. These documents set forth the terms and conditions of the Offer and the Merger and provide instructions as to how you can tender your Diatide Common Stock.

   WE URGE YOU TO READ EACH OF THE ENCLOSED MATERIALS CAREFULLY.

   The management and directors thank you for the support you have given
Diatide.

                                        Very truly yours,

                                        /s/ Richard T. Dean

                                        RICHARD T. DEAN
                                        President and Chief Executive Officer